Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Targacept, Inc. for the registration of Targacept, Inc.’s common stock, preferred stock, debt securities, warrants, rights, purchase contracts or units and to the incorporation by reference therein of our reports dated March 15, 2013, with respect to the financial statements of Targacept, Inc., and the effectiveness of internal control over financial reporting of Targacept, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

November 26, 2013

Raleigh, North Carolina